## INVESTOR RELATIONS (I.R.) AGREEMENT

This Investor Relations Agreement ("Agreement") is made and entered into on the 26th day of January 2010 between TECHMEDIA ADVERTISING, INC. of 62 Upper Cross Street, #04-01 Singapore 058353 ("TM") and Fusion Capital. LLC ("FUSION") of 60 East Rio Salado Parkway, Suite 900. Tempe. AZ.

WHEREAS TM is an OTCBB listed company and it wishes to engage the services of FUSION for the purpose of Investor Relations.

WHEREAS FUSION has experience and expertise in Investor Relations work and thus wishes to represent TM in the capacity of Investor Relations purposes throughout the United States and other relevant locations.

NOW THEREFORE, in consideration of the foregoing and of the mutual promises, covenants and conditions set forth and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the parties agree as follows:

FUSION shall:
Provide Investor Relations functions

TECHMEDIA ADVERTISING, INC. shall:
1. Pay a monthly fee of **TWENTY THOUSAND DOLLARS ($20,000 U.S.)** to FU SION for Investor Relations services.
a. Amount shall be paid on the 1st of every month of the Agreement
2. Issue **500,000** shares to FUSION
a. Five hundred thousand (500,000) shares certificates shall be Rule 144 restricted (Pursuant under the Securities Act of 1933, as amended and issued within 30 days of the date of this Agreement

TERM OF AGREEMENT: This Agreement shall take effect upon signature of both parties and shall be in effect for a period of one year from that date. This Agreement is renewable upon mutual written consent.

TERMINATION: Each party shall have the right to terminate this Agreement with 90 days written notice to the other party.

TECHMEDIA ADVERTISING, INC.

Authorized Signatory

Date:

FUSION CAPITAL

Authorized Signatory

Date: 1/22/10